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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*




                           Altair International, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   02136W 10 2
                          ----------------------------

                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 5 Pages

  CUSIP No.  02136W 10 2                            Page  2   of   5   Pages

                                       13G

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Charles Patrick Costin
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                      5     SOLE VOTING POWER

                               1,033,333

     NUMBER OF      ------------------------------------------------------------
       SHARES         6     SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY
         EACH                   None
     REPORTING
       PERSON       ------------------------------------------------------------
         WITH         7     SOLE DISPOSITIVE POWER

                               621,666
                    ------------------------------------------------------------
                      8     SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,033,333
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                           *SEE INSTRUCTION BEFORE FILLING OUT!

  CUSIP No.  02136W 10 2                            Page   3   of   5   Pages

                                       13G



This Amendment No. 1 to the Schedule 13G of Charles Patrick Costin amends and supplements, and should be read in conjunction with, the Schedule 13G, which was filed on February 19, 1997.


Item 1.

      (a)   Name of Issuer: Altair International, Inc.

      (b) Address of Issuer's Principal Executive Offices: 1725 Sheridan Avenue, Suite 140, Cody, WY 82414


Item 2.

      (a)   Name of Person Filing: C. Patrick Costin

      (b) Address of Principal Business Office or, if none, Residence: 1850 Aquila Ave., Reno, NV 89509

      (c)   Citizenship:  United States

      (d)   Title of Class of Securities:  Common Stock

      (e)   CUSIP Number: 02136W 10 2


Item 3.

            This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).


Item 4. Ownership

      (a)   Amount Beneficially owned: 1,033,333 shares

      (b)   Percent of Class:  6.7%

      (c)   Number of shares as to which the Reporting Person has:

            (i) sole power to vote or to direct the vote: 1,033,333 (includes 411,667 shares held in escrow over which the Reporting Person has voting power but not dispositive power and includes 225,000 shares underlying currently exercisable options).

            (ii)  shared power to vote or to direct the vote: None.

            (iii) sole  power to  dispose  or to  direct  the  disposition  of:
                  621,666.

  CUSIP No.  02136W 10 2                            Page  4   of   5   Pages

                                       13G



            (iv)  shared power to dispose or to direct the disposition of: None.


Item 5. Ownership of Five Percent or Less of a Class

            This statement is not being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.


Item 8. Identification and Classification of Members of the Group

      Not applicable.


Item 9. Notice of Dissolution of Group

      Not applicable.


Item 10.Certification

      Not applicable.

  CUSIP No.  02136W 10 2                            Page  5   of   5   Pages

                                       13G


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          DATED:  January 22, 1998



                                          /s/ C. PATRICK COSTIN
                                          -----------------------
                                          C. Patrick Costin